AMENDED AND RESTATED BYLAWS
OF MOTOLOGIQ, INC.

ARTICLE I

Offices

SECTION 1.01.   Registered Office. The address of the registered office of Motologiq, Inc. (the "Corporation") in the State of Delaware shall be at 203 NE Front Street, Suite 101, Milford, Kent County, DE 19963. The Board of Directors of the Corporation ("Board of Directors" or "Board") may at any time change the registered office by making the appropriate filing with the State of Delaware.

SECTION 1.02   Principal Office. The principal office of the Corporation shall be at 1000 N. West St., Suite 1200, PMB 2003, Wilmington, DE 19801, provided that the Board of Directors shall have the power to change the location of the principal office.

SECTION 1.03   Other Offices. The Corporation may also have other offices at any location as the Board of Directors may designate, or as the business of the Corporation may require or as may be desirable.

SECTION 1.04   Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the Delaware General Corporation Law. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II

Meetings of Stockholders; Stockholders' Consent in Lieu of Meeting

SECTION 2.01   Place of Meetings. Meetings of the stockholders of the Corporation may be held at such place, either within or without the State of Delaware, as shall be fixed by the Board of Directors and designated in the notice of the meeting or executed waiver of notice. If authorized by the Board of Directors, and subject to any guidelines and procedures adopted by the Board of Directors, stockholders not physically present at a meeting of stockholders may participate in a meeting of stockholders by remote communication, and may be considered present in person and may vote at a meeting of stockholders held at a designated place or held solely by remote communication, subject to the conditions imposed by applicable law. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law.

SECTION 2.02.   Annual Meeting. The annual meeting of the stockholders for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held at such place, date and hour as shall be fixed by the Board and designated in the notice or waiver of notice thereof; except that no annual meeting need be held if all actions, including the election of directors, required by the Delaware General Corporation Law to be taken at a stockholders annual meeting are taken by written consent in lieu of meeting pursuant to Section 2.08 of this Article.

SECTION 2.03.   Special Meetings. A special meeting of the stockholders for any purpose or purposes may be called by (i) the Board, (ii) the Chairman of the Board, (iii) the President, or (iv) a stockholder or stockholders holding of record at least a majority of the issued and outstanding shares of Common Stock of the Corporation, such meeting to be held at such place, date and hour as shall be designated in the notice or waiver of notice thereof. For the stockholders to demand a special meeting, the stockholders of the required percentage of shares must sign, date, and deliver to the Corporation's Secretary one or more written demands for the meeting, describing the purpose or purposes for which the meeting is to be held.

SECTION 2.04.   Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. Such notice shall specify (i) the place and/or the means of remote communication, if any, and (ii) the date and hour, and in the case of special meetings, the purpose or purposes of the meeting. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

SECTION 2.05.   Quorum. At all meetings of stockholders except where otherwise provided by law, the Certificate of Incorporation, or these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Once a quorum has been established at a meeting, the stockholders present at such duly convened meeting may continue to transact business until adjournment of the meeting, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. Those stockholders entitled to vote who attend a meeting of stockholders at which directors are to be elected that was previously adjourned for lack of a quorum, even if less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

SECTION 2.06.   Conduct of Meetings. The Board of Directors may adopt by resolution rules and regulations for the conduct of meetings of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the President, or in his or her absence or inability to act, a director or officer designated by the Board of Directors, shall serve as the presiding officer. The Secretary or, in his or her absence or inability to act, the person whom the presiding officer of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

SECTION 2.07.   Voting of Shares. Except as otherwise required by applicable law, the Certificate of Incorporation, any Stockholders' Agreement, or these Bylaws, whenever any corporate action is to be taken by vote of the stockholders of the Corporation, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all stockholders entitled to vote thereon. Notwithstanding the foregoing, directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

SECTION 2.08.   Stockholders' Consent in Lieu of Meeting. Any action required or permitted to be taken at an annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the stockholders having at least the minimum number of votes that would be necessary to authorize or take the action that is the subject of such consent at a meeting at which all shares entitled to vote thereon were present and voted. The consents shall be filed with the Secretary of the Corporation for inclusion with the records of meetings of stockholders of the Corporation.

SECTION 2.09.   Fixing the Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the record date shall be the date specified by the Board of Directors in the notice of the meeting or, if no date is specified, the close of business on the day before the notice of the meeting is given to stockholders. If no notice is given, the record date shall be the date set by the law applying to the type of action to be taken. In the case of action by written consent of the stockholders without a meeting where prior action of the Board of Directors is not required, the record date shall be the date the first stockholder signs the written consent.

ARTICLE III

Board of Directors

SECTION 3.01.   General Powers. All corporate power shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors, except such powers expressly conferred upon or reserved to the stockholders, and subject to any limitations set forth by applicable law, the Certificate of Incorporation, any Stockholders' Agreement or these Bylaws.

SECTION 3.02.   Number and Term of Office. The number of directors appointed to the Board of Directors shall initially be four (4), but may be changed from time to time by resolution of the Board of Directors. Each director shall hold office until his successor is elected and qualified, or until his earlier death, resignation, or removal in the manner hereinafter provided.

SECTION 3.03.   Resignation, Removal and Vacancies. Any director may resign at any time by giving written notice of his or her resignation to the Board, the Chairman of the Board or the President of the Corporation. Such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any director or all directors may be removed, with or without cause, at any time by a vote of the stockholders entitled to elect them. If one or more directors are so removed at a meeting of stockholders, the stockholders may elect new directors at the same meeting. Vacancies, whether resulting from an increase in the size of the Board of Directors and the creation of new directorships or due to the death, resignation, disqualification, or removal of an existing director or otherwise, may be filled by election at an annual or special meeting of stockholders called for that purpose or may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum.

SECTION 3.04.   Meetings of the Board of Directors.

(a)   Annual Meeting. As soon as practicable after each annual election of directors, the Board shall meet at such time and at such place as may be determined by the Chairman of the Board or the Secretary for the purpose of organization and the transaction of other business, unless the Board shall have transacted all such business by written consent pursuant to Section 3.05 of this Article.

(b)   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or the Chairman.

(c)   Special Meetings. Special meetings of the Board may be held at such times and at such places as may be determined by the Chairman of the Board or the Secretary from time to time. Special meetings may be called by the Chairman of the Board or the Secretary, or upon the written request of any two or more directors.

(c)   Quorum and Manner of Acting. Unless otherwise agreed by the Stockholders, A majority of the total number of directors then appointed to the Board shall constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any such meeting at which a quorum is present shall be necessary for the passage of any resolution or the approval of any act, except as otherwise expressly required by applicable law or these Bylaws, provided that certain directors may be granted additional votes if agreed by the Stockholders, in which case the majority of all such votes shall be necessary for the passage of any resolution or the approval of any act. The directors at a meeting for which a quorum is not present may adjourn the meeting until a time and place as may be determined by a vote of the directors present at that meeting. When a meeting is adjourned, it shall not be necessary to give any notice of the adjourned meeting, or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken.

(d)   Notice of Meetings. The Secretary shall give notice to each director of each meeting (except for regular meetings), including the time, place, and purpose of such meeting. Notice of each such meeting shall be given, whether by electronic transmission or otherwise, at least five (5) days before the start of the meeting. A written waiver of notice, signed by the person entitled thereto, whether before or after the time of the meeting stated therein, shall be deemed equivalent to notice.

(f)   Organization. At each meeting of the Board, the Chairman of the Board, if any, or, in his or her absence, the President shall act as chairman of the meeting and preside thereat. The Secretary or, in the case of his or her absence, any person (who shall be an Assistant Secretary, if an Assistant Secretary is present) whom the Chairman of the Board, if any, or, in his or her absence, the President shall appoint shall act as secretary of such meeting and keep the minutes thereof.

SECTION 3.05.   Directors' Consent in Lieu of Meeting. Any action required or permitted to be taken at a meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes or the proceedings of the Board or committee.

SECTION 3.06.   Action by Means of Conference Telephone or Similar Communications Equipment. The Board of Directors may permit any or all directors to participate in any meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is considered to be present in person at the meeting.

ARTICLE IV

Committees of the Board

SECTION 4.01.   Committees. The Board may designate from among its members one or more committees, each of which shall have such authority as may be specified in the resolution of the Board designating such committee. The Board shall have power at any time to change the members of any such committee, designate alternate members of any such committee and fill vacancies therein; and any such committee shall serve at the pleasure of the Board.

ARTICLE V

Officers

SECTION 5.01.   Officers. The executive officers of the Corporation may include a President, a Secretary, a Treasurer, one or more Vice Presidents, one or more Assistant Secretaries or Assistant Treasurers and any other officers as the Board deems advisable from time to time. The Board may also elect one of its members to serve as Chairman of the Board. Any two or more offices may be held by the same person.

SECTION 5.02.   Authority and Duties. The powers and duties of the officers of the Corporation shall be as provided from time to time by resolution of the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers. In the absence of such resolution, the respective officers shall have the powers and shall discharge the duties customarily and usually held and performed by like officers of corporations similar in organization and business purposes to the Corporation subject to the control of the Board of Directors.

SECTION 5.03.   Term of Office, Resignation and Removal. All officers shall be elected or appointed by the Board and shall hold office for such term as may be prescribed by the Board. The Chairman of the Board shall be elected or appointed from among the members of the Board. Each officer shall hold office until his or her successor has been elected or appointed and qualified or until his or her earlier death, resignation, or removal. Any officer may resign at any time by giving written notice to the President or the Secretary of the Corporation, and such resignation shall take effect at the time specified therein or, if the time when it shall become effective is not specified therein, at the time it is accepted by action of the Board. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective. All officers elected or appointed by the Board shall be subject to removal at any time by the Board or by the stockholders of the Corporation, with or without cause, by the affirmative vote of a majority of the Board of Directors or by the holders of a majority of the shares then entitled to vote at an election of directors. Removal shall be without prejudice to the contract rights, if any, of the officer so removed. Nothing in these Bylaws shall be construed as creating any kind of contractual right to employment with the Corporation.

SECTION 5.04.   Vacancies. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

SECTION 5.05.   The President. The President shall be the Chief Executive Officer of the Corporation and, unless the Chairman of the Board be present or the Board has provided otherwise by resolution, he or she shall preside at all meetings of the Board and the stockholders at which he is present. He or she shall have general and active management and control of the business and affairs of the Corporation subject to the control of the Board and shall see that all orders and resolutions of the Board are carried into effect.

SECTION 5.06.   The Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and shall record all votes and the minutes of all proceedings and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given notice of all meetings of the stockholders and all meetings of the Board of Directors and shall perform such other duties as the Board of Directors or President may assign. The Secretary shall be the custodian of the records and of the seal of the Corporation.

SECTION 5.07.   The Treasurer. The Treasurer shall have the care and custody of the corporate funds and other valuable effects, including securities, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation, and shall deposit all moneys and other valuable effects to the name and to the credit of the Corporation in such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation; and, in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or the Board.

ARTICLE VI

Contracts, Checks, Bank Accounts, etc.

SECTION 6.01.   Execution of Documents. The Board shall designate the officers, employees, and agents of the Corporation who shall have power to execute and deliver deeds, contracts, mortgages, bonds, debentures, checks, drafts and other orders for the payment of money and other documents for and in the name of the Corporation, and may authorize such officers, employees and agents to delegate such power (including authority to redelegate) by written instrument to other officers, employees or agents of the Corporation; and, unless so designated or expressly authorized by these Bylaws, no officer or agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable pecuniarily for any purpose or to any amount.

SECTION 6.02.   Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board or Treasurer or any other officer of the Corporation to whom power in this respect shall have been given by the Board shall select.

ARTICLE VII

Shares and Their Transfer; Fixing Record Date

SECTION 7.01.   Certificates for Shares. Every owner of stock of the Corporation shall be entitled to have a certificate certifying the number and class of shares owned by him in the Corporation, which shall otherwise be in such form as shall be prescribed by the Board. Certificates of each class shall be issued in consecutive order and shall be numbered in the order of their issue, and shall be signed by, or in the name of, the Corporation by the President and by the Secretary of the Corporation.

SECTION 7.02.   Record. A record (herein called the stock record) in one or more counterparts shall be kept of the name of the person, firm or corporation owning the shares represented by each certificate for stock of the Corporation issued, the number of shares represented by each such certificate, the date thereof and, in the case of cancellation, the date of cancellation. Except as otherwise expressly required by applicable law, the person in whose name shares of stock stand on the stock record of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

SECTION 7.03.   Transfer of Stock. Shares of the Corporation shall be transferable in the manner prescribed by applicable law, the Articles of Incorporation, these Bylaws, any Shareholders' Agreement, or other written agreement with the Corporation. Transfers of shares shall be made on the books of the Corporation only by the holder of record thereof, or by such person's duly authorized attorney. No transfer of shares shall be valid as against the Corporation for any purpose until it shall have been entered in the share records of the Corporation by an entry showing from and to whom the shares were transferred.

SECTION 7.04.   Addresses of Stockholders. Each stockholder shall designate to the Secretary of the Corporation an address at which notices of meetings and all other corporate notices may be served or mailed to him, and, if any stockholder shall fail to designate such address, corporate notices may be served upon him or her by mail directed to him at his post office address, if any, as the same appears on the share record books of the Corporation or at his or her last known post office address.

SECTION 7.05.   Lost, Destroyed and Mutilated Certificates. The Board or a committee designated thereby with power so to act may, in its discretion, cause to be issued a new certificate or certificates for stock of the Corporation in place of any certificate issued by it and reported to have been lost, destroyed or mutilated, upon the surrender of the mutilated certificates or, in the case of loss or destruction of the certificate, upon satisfactory proof of such loss or destruction, and the Board or such committee may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate.

ARTICLE VIII

Seal

The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation and the words and figures "Corporate Seal Delaware 2019".

ARTICLE IX

Fiscal Year

The fiscal year of the Corporation shall end on the 31st day of December in each year unless changed by resolution of the Board.

ARTICLE X

Indemnification and Insurance

SECTION 10.01.   Indemnification.

(a) (i) Any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate (i) is or was a director, incorporator, officer, employee or agent of the Corporation or any corporation which may be absorbed in a consolidation or merger with the Corporation and which if its separate existence had continued would have had power and authority to indemnify such person (a "Predecessor"); or (ii) is or was serving as a director, incorporator, officer, employee or agent at the request of the Corporation, of any other corporation or any partnership, joint venture, trust or other enterprise (an "Affiliate"), shall be indemnified by the Corporation, in each case, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, or in connection with any appeal therein; provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, Predecessor or Affiliate, as the case may be, or with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct unlawful; except, in the case of an action, suit or proceeding by or in the right of the Corporation in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such director, incorporator, officer, employee or agent is liable for negligence or misconduct in the performance of his or her duties, unless a court having jurisdiction shall determine that, despite such adjudication, such person is fairly and reasonably entitled to indemnification. The termination of any action, suit or proceeding by judgment, order settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he or she did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceedings, had reasonable cause to believe that his or her conduct was unlawful.

(b)   Without limitation of any right conferred by paragraph (a) of this Section 10.01, any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate (i) is or was a director, incorporator, officer, employee or agent of the Corporation or a Predecessor and is or was serving as a fiduciary of, or otherwise rendering services to, any employee benefit plan of, or relating to the Corporation or a Predecessor, or (ii) is or was serving as a director, incorporator, officer, employee or agent at the request of the Corporation or an Affiliate, and is or was serving as a fiduciary of, or otherwise rendering services to, any employee benefit plan of, or relating to such Affiliate, shall be indemnified by the Corporation, in each case, against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, or in connection with any appeal therein; provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, Predecessor or Affiliate, as the case may be, or with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; except in the case of an action, suit or proceeding by or in the right of the Corporation in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such director, incorporator, officer, employee or agent is liable for negligence or misconduct in the performance of his duties, unless a court having jurisdiction shall determine that, despite such adjudication, such person is fairly and reasonably entitled to indemnification.

(c)   The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director, incorporator, officer, employee or agent may be entitled or of any power of the Corporation apart from the provisions of this Section 10.01.

SECTION 10.02.   Insurance for Indemnification. The Corporation may purchase and maintain insurance for the indemnification of the Corporation and the directors, incorporators, officers, employees and agents of the Corporation to the full extent and in the manner permitted by the applicable laws of the United States and the State of Delaware from time to time in effect.

ARTICLE XI

Waiver of Notice

Whenever any notice is required to be given by these Bylaws or the Certificate of Incorporation of the Corporation or the laws of the State of Delaware, the person entitled thereto may, in person or by attorney thereunto authorized, in writing or by electronic communication, waive such notice, whether before or after the meeting or other matter in respect of which such notice is given, and in such event such notice need not be given to such person and such waiver shall be deemed equivalent to such notice.

ARTICLE XII

Amendments

Any Bylaw (including these Bylaws) may be adopted, amended, or repealed by the Board in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation.

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The undersigned, being the current Secretary of the Corporation, hereby certifies that the foregoing constitutes a true and correct copy of the Amended and Restated Bylaws of the Corporation adopted by the Board of Directors at a meeting on August 7, 2019



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George Lekas, Secretary